Exhibit 99.1

Ferrari Publishes Agenda for the 2017 AGM

Maranello (Italy), March 3, 2017 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that it has published the agenda and the explanatory notes for the 2017 Annual General Meeting of Shareholders (“AGM”), which will take place on April 14, 2017 in Amsterdam.

Ferrari’s AGM notice and explanatory notes and other AGM materials are available under the section Investors/Stock and shareholder corner/Shareholders’ meetings on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977